Form N-SAR, Sub-Item 77D

Policies with respect to security investments

Nuveen Quality Preferred Income Fund 3

811-21242

The Board of the above referenced fund has approved a change to the funds investment policies. The minimum allocation to investment grade securities will be reduced from 80% to 65%.
This was publicly announced on October 19, 2015.